December 22, 2006

Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

Washington D.C., 20549-7070

Re:	Network CN Inc.
Amendment No. 2 to Form 8-K
Filed September 26, 2006
Form 10-QSB for the Fiscal Quarter Ended June 30, 2006
File No. 000-30264

Dear Ms. Jenkins:

This letter provides supplemental responses to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Network CN Inc. (the “Company”) dated October 16, 2006.

For your convenience, we have included each of the Staff’s comments to which we are providing supplemental responses in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 8-K/A filed September 26, 2006

Guangdong Tianma International Travel Service Co., Ltd. Financial Statements

Notes to Financial Statements

Note 1- Summary of Significant Accounting Policies and Organization

(H) Revenue Recognition, page 7

Staff Comment 2.        It appears that you are recording revenue on a gross basis for travel agency services. Please provide us with an analysis of EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, as it relates to these services. Your analysis should address each of the indicators discussed in the related technical guidance and clarify the type of services provided to your customers. We may have further comments.

Tia Jenkins

Senior Assistant Chief Accountant

November 8, 2006

Response:

We have considered each of the indicators of EITF 99-19 for Gross Revenue Reporting:

The company is the primary obligor in the arrangement.

-	The sub-agents operate strictly in Tianma’s name as assigned by Tianma.
-	The sub-agents work for Tianma who is the principal in the transaction.
-	The sub-agents can only advertise and promote the business of Tianma with the prior approval of Tianma.

The company has general inventory risk (before customer order is placed or upon customer return).

-	Not applicable to Tianma as Tianma is only a service provider and carries no inventory.

The company has latitude in establishing price.

-	The sub-agents can determine price, however the price cannot be below the lower limit established by Tianma.

The company changes the product or performs part of the service.

-	Tianma bears the risk of accidents for the tours undertaken by the sub-agents.
-	The sub-agents have to provide their services in accordance with the agreed criteria established by Tianma.

The company has discretion in supplier selection.

-	The sub-agents have no right to sign any contracts with the overseas travel agents, hotels, airlines, transportation or other suppliers.
-	All these contracts can only be signed by Tianma which is the obligor and bears the risk of price changes.

Tia Jenkins

Senior Assistant Chief Accountant

November 8, 2006

The company is involved in the determination of product or service specifications.

-	The sub-agents have to provide services in accordance with agreed criteria established by Tianma.
-	No promotions or advertisements can be carried out by the sub-agents without the approval of Tianma; any promotions or advertisements must follow the formats specified by Tianma.

The company has physical loss inventory risk (after customer order or during shipping).

-	Not applicable to Tianma as Tianma only provides travel agency services to its customers and carries no inventory.

The company has credit risk.

-	For the tours operated by Tianma, Tianma bears the credit risk as it may not receive the whole amount of tour fees before the commencement of the tours.
-

Tianma also bears the risk if the sub-agents received fees from the customers but failed to provide the specified services, as these customers will ultimately make claims against Tianma for the failed services.

As a result of the above analysis, we feel that our revenue recognition policy of recording revenues at the gross amount is appropriate. In summary, we are the primary obligator in the transactions. We are responsible for arranging the tours, booking the transportation, hotels, sight seeing and meals. We either book these arrangements directly with the service providers or sub contract out these services on a tour by tour basis. We are responsible for setting the prices for each tour and we are paid directly by each customer for the tour(s) (credit risk). We market our tours through various brokers and agents and pay a commission for each tour booked. The sub agents operate strictly in Tianma’s name and under our rules and criteria established by Tianma. These sub agents work for Tianma. Tianma bears the risk for accidents and for other risks associated with the tours undertaken by the sub-agents. The sub agents do not have the ability to sign any contracts with the overseas travel agents and bear no risks in the transactions beyond their individual commissions. We are not required to pay any other commissions or fees for tours booked directly with us.

Tia Jenkins

Senior Assistant Chief Accountant

November 8, 2006

More specifically,

(1)	The sub-agents work for Tianma who is the principal in the transaction.
(2)	Tianma bears the risk of accidents for the tours undertaken by the sub-agents.
(3)	Except for providing the services in accordance with agreed criteria established by Tianma, the sub-agents have no control over the business activities of Tianma.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Financial Statements

Notes to Financial Statements

Note 3 – Acquisition of Subsidiary, page 13

Staff Comment 6.          In connection with your acquisition of a majority interest in Tianma, we note you allocated the entire $815,902 of excess purchase price to goodwill. Tell us how you determined this allocation and your basis for not allocating additional purchase price to other identifiable or customer-related intangible assets (e.g., trade name, customer base, etc.) Refer to SFAS 141. Please advise or revise as necessary.

Response:

We have considered Paragraphs 39 and A10 of SFAS 141 and SFAS 142. Prior to the acquisition of Tianma, the operating results of Tianma were approximately break-even for several years, the travel industry in China being severely affected by the outbreak of SARS in 2003. The overseas trip license is granted by the PRC Government to Tianma in 2005. It does not therefore arise from contractual or other legal rights. It allows the company to operate in all of China’s provinces without having to obtain an individual license for each province. It also allows Tianma to sell travel services to outbound travelers, i.e. to travelers intending to travel outside of China. The license does not require renewal by the PRC Government provided Tianma does not contravene PRC Government regulations, thus it can be assumed to have an indefinite life.

The overseas trip license was the main reason and incentive for the Company to acquire Tianma. We believe that the overseas trip license is relatively scarce in the PRC and its potential not fully explored within the fast growing travel industry in China. At the time of the Company’s acquisition of Tianma, Tianma had not commenced using the overseas trip license as it does not

Tia Jenkins

Senior Assistant Chief Accountant

November 8, 2006

have the financial resources to embark on this new line of business. Consequently, the value of Tianma cannot be objectively assessed, as there is no market for the license given that it cannot be transferred or sold to a third party. Tianma does not have an established customer base as most of the tours are individually customized for each occasion, all within China, whilst it has not commenced exploring the potential of the overseas trip license that it has acquired. There is no readily identifiable customer list of repeat customers or related customer relationship. As a result, there is no established customer base to which the Company could allocate any of the purchase prices paid. The acquired intangible assets are not capable of being separated or divided from Tianma and sold, transferred, licensed, rented, or exchanged with any third parties. The acquired intangible assets do not meet the separability criterion as there is no evidence of exchange transactions for these licenses. The three examples cited in A10 of SFAS 141 and the reasoning’s behind them are not applicable to Tianma.

As a result, the Company determined that allocation of the purchase price to goodwill is the most appropriate accounting treatment..

The Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Scott C. Kline, Company counsel, at 415-955-8900.

Sincerely,

/s/ Daley Mok

Daley Mok

Chief Financial Officer

Enclosures

cc:	Scott C. Kline

Crone Rozynko LLP